UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Bionovate Technologies Corp.
(Name of Issuer)

Common Shares with a par value of $0.0001
(Title of Class of Securities)

09074V202
(CUSIP Number)

Bionovate Technologies Corp. Gewerbestrasse 10 Cham, Switzerland, 6330 (208) 231-1606
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	09074V202

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Human Data AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 54,270,000 shares of common stock
	8	SHARED VOTING POWER n/a
	9	SOLE DISPOSITIVE POWER 54,270,000 shares of common stock
	10	SHARED DISPOSITIVE POWER n/a

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,270,000 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91% based on 59,423,598 shares of common stock issued and outstanding as of September 28, 2020
14	TYPE OF REPORTING PERSON (See Instructions) CO

Item 1. Security and Issuer

This statement on Schedule 13D (the "Schedule") relates to common shares with a par value of $0.0001 of Bionovate Technologies Corp. (the "Issuer"). The principal executive offices of the Issuer are located at Gewerbestrasse 10 Cham, Switzerland, 6330.

Item 2. Identity and Background

(a)	Name:

Human Data AG. (the "Reporting Person")

(b)	Business Address:

(c)	Gewerbestrasse 10 Cham, Switzerland, 6330

(d)	Principal Occupation:

The Reporting Person is a company organized under the laws of Switzerland. The principal business of the Reporting Person is Aleksander Vucak is the sole owner of the Reporting Person.

(e)	Criminal Convictions:

The Reporting Person or Related Persons has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(f)	Civil Proceedings:

The Reporting Person or Related Persons has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(g)	The Reporting Person is a company organized under the laws of Switzerland.

Item 3. Source and Amount of Funds or Other Considerations

On September 28, 2020, the Reporting Person acquired 54,270,000 shares of common stock from Evergreen Solutions Ltd. The shares were acquired through a share exchange agreement.

Item 4. Purpose of Transaction

The purpose of the transactions described above were for investment purposes.

Depending on market conditions and other factors, the Reporting Person may acquire additional shares of the Issuer’s common stock as he deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. The Reporting Person also reserves the right to dispose of some or all of the shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date hereof, except as described above, the Reporting Person expects to evaluate on an ongoing basis the investment in the Issuer, and may from time to time acquire additional or dispose of shares of common stock (in each case, depending upon general investment policies, market conditions and other factors) or formulate other purposes, plans or proposals regarding the Issuer or the common stock held by the Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors. Any such acquisitions or dispositions may be made, subject to applicable law, in open market transactions, privately negotiated transactions or, in the case of dispositions, pursuant to a registration statement. The Reporting Person may act independently in evaluating and effecting any such transactions.

As of the date hereof, except as described above, the Reporting Person does not have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s Certificate of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)

As of September 28, 2020, the Reporting Person beneficially holds 54,270,000 shares of common stock of the Issuer directly. The aggregate number and percentage of common shares of the Issuer beneficially owned (directly and indirectly) are 54,270,000 shares of common stock, or approximately 91% of the Issuer, on a fully diluted basis.

(b)	The Reporting person has the sole power to vote or direct the vote of 54,270,000 shares of common stock of the Issuer held directly.

(c)	Other than as described in Item 3 above, the Reporting Person has not effected any transaction the shares of common stock of the Issuer in the past sixty days.

(d)	N/A

(e)	N/A

Item 7. Material to Be Filed as Exhibits

N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 6, 2020
Dated

/s/ Aleksander Vucak
Signature